SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 1

                   Under the Securities Exchange Act of 1934


                         GOODY'S FAMILY CLOTHING, INC.
   _________________________________________________________________________
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
   _________________________________________________________________________
                         (Title of Class of Securities)

                                   382588101
   _________________________________________________________________________
                                 (CUSIP Number)

                                  Isaac Dabah
                                GMM Capital, LLC
                                  c/o IID LLC
                          689 Fifth Avenue, 14th Floor
                               New York, NY 10022
                                 (212) 688-8288
   _________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                           Thomas W. Greenberg, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                October 6, 2005
   _________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

------- ------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

        GMM Capital, LLC
        I.R.S. Identification No.: 72-6232404
------- ------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
------- ------------------------------------------------------------------------
3.      SEC USE ONLY

------- ------------------------------------------------------------------------
4.      Source of Funds (See Instructions)

        OO
------- ------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)                                                 [ ]
------- ------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
------------------------------ ------- -----------------------------------------
                                  7.   Sole Voting Power

Number of                              0
Shares                         ------- -----------------------------------------
Beneficially                      8.   Shared Voting Power
Owned by
Each                                   0
Reporting                      ------- -----------------------------------------
Person with                       9.   Sole Dispositive Power

                                       0
                               ------- -----------------------------------------
                                 10.   Shared Dispositive Power

                                       0
------------------------------ ------- -----------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

         0
------- ------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                [X]*
------- ------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        0%
------- ------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

         OO
------- ------------------------------------------------------------------------
* By virtue of the communications with Goody's Family Closing, Inc. by representatives of Prentice Capital Management, LP, a Delaware limited partnership ("Prentice") and GMM Capital, LLC as more fully described in Item
4, GMM Capital may be deemed to be a member of a "group" with Prentice and Michael Zimmerman for purposes of Section 13(d) of the Securities Exchange Act of 1934 and may be deemed to beneficially own the 2,080,100 shares of Common Stock owned by Prentice as described in Item 5. See Item 2 and Item 5 for more information. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control. In addition, the above amounts do not include 26,039 shares of Common Stock owned by Sterling Macro Fund. See Item 5.

------- ------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

        GMM Trust
        I.R.S. Identification No.: 72-6232404
------- ------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
------- ------------------------------------------------------------------------
3.      SEC USE ONLY

------- ------------------------------------------------------------------------
4.      Source of Funds (See Instructions)

        OO
------- ------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)                                                 [ ]
------- ------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        New Jersey
------------------------------ ------- -----------------------------------------
                                  7.   Sole Voting Power

Number of                              0
Shares                         ------- -----------------------------------------
Beneficially                      8.   Shared Voting Power
Owned by
Each                                   0
Reporting                      ------- -----------------------------------------
Person with                       9.   Sole Dispositive Power

                                       0
                               ------- -----------------------------------------
                                 10.   Shared Dispositive Power

                                       0
------------------------------ ------- -----------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

         0
------- ------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                [X]*
------- ------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        0%
------- ------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

         OO
------- ------------------------------------------------------------------------
* By virtue of the communications with Goody's Family Closing, Inc. by representatives of Prentice Capital Management, LP, a Delaware limited partnership ("Prentice") and GMM Capital, LLC as more fully described in Item
4, GMM Capital may be deemed to be a member of a "group" with Prentice and Michael Zimmerman for purposes of Section 13(d) of the Securities Exchange Act of 1934 and may be deemed to beneficially own the 2,080,100 shares of Common Stock owned by Prentice as described in Item 5. See Item 2 and Item 5 for more information. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control. In addition, the above amounts do not include 26,039 shares of Common Stock owned by Sterling Macro Fund. See Item 5.

         This Amendment No. 1 to Schedule 13D (this "Amendment") relates to the Common Stock, no par value per share ("Common Stock"), of Goody's Family Clothing, Inc., a Tennessee corporation (the "Company"). This Amendment amends the initial statement on Schedule 13D, filed on October 6, 2005 (the "Initial Statement") jointly on behalf of GMM Capital, LLC ("GMM Capital"), a Delaware limited liability company and GMM Trust, a trust formed under the laws of the State of New Jersey ("GMM Trust", and together with GMM Capital, the "Reporting Persons"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Initial Statement. The Initial Statement is hereby amended as follows:

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by inserting the following paragraphs prior to the last paragraph thereof:

         On October 6, 2005, GMM Capital, jointly with Prentice, sent a letter to the Company modifying their September 29, 2005 acquisition proposal by increasing the estimated purchase price range to between $8.50 and $9.00 per share. Additionally, the letter indicates the parties' ability to complete due diligence quickly, and their willingness to consummate the transaction by tender offer and merger. A copy of the letter is filed as Exhibit 3 and incorporated herein by reference.

         On October 7, 2005, the Company entered into an Agreement and Plan of Merger with GFC Enterprises, Inc. and GFC Holding Corp (the "Sun Agreement").

         On October 11, 2005, GMM Capital, jointly with Prentice, sent a letter to the Company modifying their October 7, 2005 acquisition proposal by indicating their willingness to purchase 100% of the capital stock of the Company at an all cash price of $8.50 per share, with the possibility of a higher price upon completion of due diligence, payable to the Company's stockholders, which amount takes into account the Company's obligation to pay a termination fee and expenses under the Sun Agreement. The proposal contemplates the entering into of definitive agreements with the Company (and its principal stockholder) that would have substantially the same covenants, representations, warranties and conditions as contained in the agreements with GFC Enterprises, Inc. and GFC Holding Corp. A copy of the letter is filed as Exhibit 4 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         1. Letter to the Company, dated September 29, 2005 (incorporated by reference to Exhibit B to the Statement on Schedule 13D, filed with the SEC on October 6, 2005 by Prentice and Michael Zimmerman).

         2. Joint Filing Agreement, dated as of October 6, 2005, by and between the Reporting Persons.

         3. Letter to the Company, dated October 6, 2005 (incorporated by reference to Exhibit D to Amendment No. 1 to the Statement on Schedule 13D, filed with the SEC on October 7, 2005 by Prentice and Michael Zimmerman).

         4. Letter to the Company, dated October 11, 2005.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                             GMM CAPITAL LLC

                                             By: /s/ Isaac Dabah
                                                --------------------------
                                                 Name: Isaac Dabah
                                                 Title: Executive Director



                                            GMM TRUST

                                             By: /s/ Isaac Dabah
                                                --------------------------
                                                 Name: Isaac Dabah


Dated: October 11, 2005

                                 EXHIBIT INDEX

         1. Letter to the Company, dated September 29, 2005 (incorporated by reference to Exhibit B to the Statement on Schedule 13D, filed with the SEC on October 6, 2005 by Prentice and Michael Zimmerman).

         2. Joint Filing Agreement, dated as of October 6, 2005, by and between the Reporting Persons.

         3. Letter to the Company, dated October 6, 2005 (incorporated by reference to Exhibit D to Amendment No. 1 to the Statement on Schedule 13D, filed with the SEC on October 7, 2005 by Prentice and Michael Zimmerman).

         4. Letter to the Company, dated October 11, 2005.